Ref.: File no. 82-4025

SEC Mail Processing Section

AUG 24 2009

Washington, DC 110

SUPPL

09046835

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATION

I, Jack Stoch, President and Chief Executive Officer of Globex Mining Enterprises Inc., certify the following:

1. **Review:** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of ***Globex Mining Enterprises Inc.,*** (the "issuer") for the interim period ended **June 30, 2009.**

2. **No misrepresentations:** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. **Fair presentation:** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. **Responsibility:** The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5. **Design:** Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings

   (a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

      (i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

      (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   (b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 **Control framework:** The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is Internal Control over Financial Reporting – Guidance for Smaller Public Companies published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2 **N/A**

5.3 **N/A**

6. **Reporting changes in ICFR:** The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on **April 1, 2009** and ended on **June 30, 2009** that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: **August 12, 2009**

"Signed"
Jack Stoch
President and Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATION

I, Dianne Stoch, Secretary-Treasurer and Chief Financial Officer of Globex Mining Enterprises Inc., certify the following:

1. **Review:** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of ***Globex Mining Enterprises Inc.,*** (the "issuer") for the interim period ended **June 30, 2009.**

2. **No misrepresentations:** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. **Fair presentation:** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. **Responsibility:** The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5. **Design:** Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings

   (a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

      (i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

      (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   (b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 **Control framework:** The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is Internal Control over Financial Reporting – Guidance for Smaller Public Companies published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2 **N/A**

5.3 **N/A**

6. **Reporting changes in ICFR:** The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on **April 1, 2009** and ended on **June 30, 2009** that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: **August 12, 2009**

"Signed"
Dianne Stoch
Secretary-Treasurer and Chief Financial Officer

Ref.: File no. 82-4025

GLOBEX

INTERIM REPORT

SIX MONTHS ENDED JUNE 30, 2009
(UNAUDITED)

86, 14th Street, Rouyn-Noranda, Quebec J9X 2J1 CANADA
Telephone: (819) 797.5242 Fax.: (819) 797-1470
info@globexmining.com www.globexmining.com

STATEMENT CONCERNING THE INTERIM FINANCIAL STATEMENTS

Management has compiled the unaudited interim financial statements as of June 30, 2009 and 2008. The statements have not been audited or reviewed by the Company's auditors or any other firm of chartered accountants.

GLOBEX MINING ENTERPRISES INC.

Interim Consolidated Balance Sheets

Period ending June 30, 2009 and year ending December 31, 2008

	2009 (Unaudited)	2008 (Audited)
Assets		
Current assets		
Cash and cash equivalents *(note 6)*	$ **281,722**	$ 1,140,052
Cash restricted for flow-through expenditures (*note 6*)	**180,050**	561,039
Marketable securities	**3,238,647**	3,374,634
Accounts receivable	**67,252**	365,035
Quebec refundable tax credit and mining duties refunds	**183,073**	50,289
Prepaid expenses	**41,359**	42,105
	3,992,103	5,533,154
Reclamation bonds (*note 7*)	**136,238**	141,474
Properties and equipment *(note 8)*	**526,481**	547,529
Mineral properties	**2,852,452**	2,842,204
Deferred exploration expenses *(note 9)*	**8,049,950**	7,136,945
	15,557,224	16,201,306
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**245,541**	748,988
Income tax payable	**307,038**	307,038
	552,579	1,056,026
Future income and mining taxes	**3,018,923**	2,997,668
Shareholders' equity		
Share capital		
Authorized: Unlimited common shares with no par value		
Issued and fully paid: 18,338,074 common shares (2008 - 18,338,074 common shares) (*note 10*)	**45,026,832**	45,026,832
Contributed surplus	**2,955,399**	2,799,452
Deficit	**(35,659,316)**	(35,149,968)
Accumulated other comprehensive income (loss) (*note 11*)	**(337,193)**	(528,704)
	(35,996,509)	(35,678,672)
	11,985,722	12,147,612
	15,557,224	16,201,306

Approved by the Board

(Signed)
Jack Stoch, Director

(Signed)
Dianne Stoch, Director

GLOBEX MINING ENTERPRISES INC.

Interim Consolidated Statements of Operations and Comprehensive Income

Periods ended June 30, 2009 and 2008

(Unaudited)	Three months 2009	Three months 2008	Six months 2009	Six months 2008
Revenues				
Option income	$ -	$ 40,000	$ -	$ 3,055,925
Metal royalty income	**156,248**	549,055	**156,248**	880,081
Gain on sale of marketable securities	**84,227**	55,048	**96,784**	59,287
Other-than-temporary impairment on marketable security	-	-	**(118,374)**	-
Interest income	**13,882**	37,023	**35,650**	80,788
Other	**2,708**	12,627	**3,412**	13,808
	257,065	693,753	**173,720**	4,089,889
Expenses				
Amortization	**14,431**	13,478	**28,565**	25,956
Loss (gain) on foreign exchange translation	**22,802**	6,555	**23,276**	(15,426)
Administration costs	**119,822**	230,044	**270,943**	349,452
Professional fees and outside services	**170,886**	130,033	**299,357**	261,072
Stock-based compensation *(note 10)*	**3,855**	36,175	**7,710**	36,175
Stock-based payments *(note 10)*	**142,097**	59,017	**148,237**	59,017
Write down of mineral properties and deferred exploration expenses	**43,165**	37,741	**66,798**	58,305
	517,058	513,043	**844,886**	774,551
Earnings (loss) before income and mining taxes	**(259,993)**	180,710	**(671,166)**	3,315,338
Income and mining taxes				
Current	-	-	-	323,891
Future	**(38,535)**	62,697	**(161,818)**	688,855
	(38,535)	62,697	**(161,818)**	1,012,746
Net earnings (loss)	**(221,458)**	118,013	**(509,348)**	2,302,592
Net earnings (loss) per common share *(note 12)* Basic and diluted	**(0.01)**	0.01	**(0.03)**	0.12
Other comprehensive income (loss), net of taxes				
Changes in unrealized gains (loss) on available-for-sale marketable securities				
Unrealized losses arising during the period, net of taxes.	**216,884**	(14,198)	**169,921**	(508,729)
Reclassification to earnings of gains realized from available-for-sale marketable securities, net of taxes.	**(84,227)**	(55,048)	**(96,784)**	(59,287)
Reclassification to earnings of other-than-temporary impairment on marketable securities	-	-	**118,374**	-
	132,657	(69,246)	**191,511**	(568,016)
Net earnings (loss)	**(221,458)**	118,013	**(509,348)**	2,302,592
Comprehensive income (loss)	**(88,801)**	48,767	**(317,837)**	1,734,576

GLOBEX MINING ENTERPRISES INC.

Interim Consolidated Statements of Contributed Surplus and Deficit

Periods ended June 30, 2009 and 2008

	Three months		Six months	
(Unaudited)	**2009**	2008	**2009**	2008
Contributed surplus				
Balance, beginning of period	**$ 2,809,447**	$ 2,499,755	**$ 2,799,452**	$ 2,500,455
Buy-back of share capital		(393)		(393)
Current year stock-based compensation (*note 10*)	**3,855**	36,175	**7,710**	36,175
Current year stock-based compensation payments (*note 10*)	**142,097**	59,017	**148,237**	59,017
Fair value of stock options exercised	**-**	(1,050)	**-**	(1,750)
Balance, end of period	**2,955,399**	2,593,504	**2,955,399**	2,593,504
Deficit				
Balance, beginning of period	**(35,437,858)**	(31,770,633)	**(35,149,968)**	(33,955,212)
Net earnings (loss)	**(221,458)**	118,013	**(509,348)**	2,302,592
Balance, end of period	**(35,659,316)**	(31,652,620)	**(35,659,316)**	(31,652,620)

GLOBEX MINING ENTERPRISES INC.

Interim Consolidated Statements of Cash Flows
Periods ended June 30, 2009 and 2008

(Unaudited)	Three months **2009**	Three months 2008	Six months **2009**	Six months 2008
Operating activities				
Net earnings (loss)	$ **(221,458)**	$ 118,013	$ **(509,348)**	$ 2,302,592
Items not affecting cash:				
Option income received in marketable securities	**-**	-	**-**	(2,695,925)
Other-than-temporary impairment on marketable security	**-**	-	**118,374**	-
Amortization of properties and equipment	**14,431**	13,478	**28,565**	25,956
Reinvested revenues on reclamation bond	**10,507**	218	**5,236**	(7,583)
Loss (gain) on sale of marketable securities	**(84,227)**	(55,048)	**(96,784)**	(59,287)
Write down of mineral properties and deferred exploration expenses	**43,165**	37,741	**66,798**	58,305
Amortization of bonds premium	**1,700**	-	**5,960**	-
Future income and mining tax expense	**(38,535)**	62,697	**(161,818)**	688,855
Stock-based compensation	**3,855**	36,175	**7,710**	36,175
Stock-based payments	**142,097**	59,017	**148,237**	59,017
	92,993	154,278	**122,278**	(1,894,487)
Changes in non-cash operating working capital items *(note 13)*	**147,072**	115,286	**(154,629)**	(639,536)
	18,607	387,577	**(541,699)**	(231,431)
Financing activities				
Issuance of share capital	**-**	3,900	**-**	6,500
Buy-back of share capital	**-**	(10,001)	**-**	(10,001)
	-	(6,101)	**-**	(3,501)
Investing activities				
Acquisition of properties and equipment	**(3,966)**	(15,755)	**(7,516)**	(28,667)
Deferred exploration expenses	**(496,739)**	(681,451)	**(979,803)**	(1,551,705)
Mineral properties acquisitions	**(2,898)**	(4,010)	**(10,248)**	(5,985)
Proceeds on sale of marketable securities	**617,510**	3,639,669	**1,201,045**	5,752,536
Acquisition of marketable securities	**(768,515)**	(2,411,222)	**(901,098)**	(4,429,597)
Cash restricted for flow-through expenditures	**162,669**	666,105	**380,989**	1,523,784
	(491,939)	1,193,336	**(316,631)**	1,260,366
Net decrease in cash and cash equivalents	**(473,332)**	1,574,812	**(858,330)**	1,025,434
Cash and cash equivalents, beginning of year	**755,054**	1,693,133	**1,140,052**	2,242,511
Cash and cash equivalents, end of year	**281,722**	3,267,945	**281,722**	3,267,945

Notes to the Interim Consolidated Financial Statements

June 30, 2009 (unaudited)

1. Description of the business

Globex Mining Enterprises Inc. ("Globex") is a Canadian exploration company with a North American portfolio of properties with gold, copper, zinc, silver, platinum, palladium, uranium, rare earth, nickel, magnesium and talc potential. Globex trades on the Toronto Stock Exchange under the symbol GMX, in Europe on the Frankfurt, Munich, Stuttgart, Berlin and Xetra exchanges under the symbol G1M and GLBXF on the OTCQX International, USA. The Company seeks to create shareholder value by acquiring mineral properties, enhancing them and either optioning, selling or joint venturing them or developing them to production.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposal thereof.

Globex's current net assets cause management to believe that the Company can operate as a going concern for the foreseeable future.

2. Basis of presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same account principles and methods of application as used in the latest annual consolidated financial statements for the year ended December 31, 2008 and as disclosed in note 3 to these financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the Company's audited annual consolidated financial statements and the accompanying notes included in the 2008 Annual Report.

3. Adoption of new accounting standards

Goodwill and intangible assets

In February 2008, the Canadian Institute of Charted Accountants ("CICA") issued Section 3064, "Goodwill and Intangible Assets", which replaces Section 3062 "Goodwill and Other Intagible Assets". This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the adoption of this standard, CICA Emerging Issues Committee Abstract 27, "Revenues and Expenditures in the Pre-operating Period, ("EIC-27") was withdrawn.

The standard is effective for fiscal year beginning January 1, 2009. Adoption of this standard did not have a significant effect on the Company's financial statements.

Credit risk and the fair value of financial assets and financial liabilities

In January, 2009, the CICA issued EIC-173 "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities". The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments.

The standard is effective for fiscal year beginning January 1, 2009. Adoption of this EIC did not have a significant effect on the Company's financial statements.

Notes to the Interim Consolidated Financial Statements

Mining exploration costs

In March 2009, the CICA adopted EIC-174 "Mining Exploration Costs". The EIC provides guidance on the accounting and the impairment review of exploration costs. This standard is effective for fiscal year beginning January 1, 2009 and did not have a significant effect on the Company's financial statements. On March 24, 2009, EIC-126 "Accounting by Mining Enterprises for Exploration Costs" was withdrawn.

4. Future accounting changes

International Financial Reporting Standards

The Accounting Standards Board of Canada ("AcSB") plans to converge Canadian GAAP for publicly accountable enterprises with International Financial Reporting Standards ("IFRS") over a transition period that will end effective January 1, 2011 with the adoption of IFRS. The AsSB announced on February 13, 2008 that IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. The changeover date is for interim and annual financial statements relating to fiscal years beginning at the latest on January 1, 2011. The Company will convert to these new standards according to the timetable set with these new rules.

The process of analyzing and addressing the differences between Canadian GAAP and IFRS relevant to Globex has been commenced. Results of an initial assessment of the impact of the required changes to accounting systems and business processes were identified. Further training and development are ongoing for 2009 and 2010.

Business Combinations

In January 2009, the CICA issued CICA HB 1582 – Business Combinations, which will replace CICA HB 1581 – Business Combinations. The CICA also issued CICA HB 1601 – Consolidated Financial Statements and CICA HB 1602 – Non-Controlling Interests, which will replace CICA HB 1600 – Consolidated Financial Statements. The new standards are effective for fiscal years beginning on or after January 1, 2011, with early adoption permitted. The objective of the new standards is to harmonize Canadian GAAP for business combinations and consolidated financial statements with the International and U.S. accounting standards. The new standards are to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted. Assets and liabilities that arose from business combinations whose acquisition dates preceded the application of the new standards will not be adjusted upon application of these new standards.

5. Accounting policies

Principles of consolidation

The consolidated financial statements of Globex are prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include the accounts of the Company and Globex Nevada Inc., its wholly owned subsidiary. In addition, the Company has a joint venture that is consolidated using proportionate consolidation. All significant intercompany transactions and balances have been eliminated on consolidation.

Translation of foreign currencies

Integrated foreign operation and accounts denominated in foreign currency are translated as follows: monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates for the period except for amortization, which is translated at historical rates. Translation gains or losses are included in earnings.

Notes to the Interim Consolidated Financial Statements

Properties and equipment

Property and equipment are recorded at cost less accumulated amortization. Amortization is calculated using the diminishing balance over their estimated useful life which are as follows:

Buildings	4%
Mining equipment, office equipment and vehicles	30%
Computer systems	30 - 100%

Mineral properties and deferred exploration expenses

The Company accounts for mineral properties and deferred exploration expenses in accordance with the Canadian Institute of Chartered accountants ("CICA") Handbook Section 3061, "Property, plant and equipment" ("CICA 3061"), and abstract EIC-174, "Mining Exploration Costs" ("EIC-174") of the Emerging issues Committee. CICA 3061 provides for the capitalization of the acquisition and exploration expenses of a mineral property where such costs are considered to have the characteristics of property, plant and equipment. EIC-174 provides that a mining enterprise is not precluded from considering exploration expenses to have the characteristics of property, plant and equipment when it has not established resource reserves objectively and therefore does not have a basis for preparing a projection of the estimated future net cash flow from the property.

The Company capitalizes the acquisition costs of mineral properties and all direct costs relating to exploration on its mineral properties. These costs will be amortized over the estimated productive lives of the properties upon commencement of production using the unit-of-production method. Options or sales of mineral properties are accounted for by applying the proceeds from such sales to the carrying costs of the property and reducing costs to zero prior to recognizing any gains. Costs related to abandoned projects are written off. Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on results of exploration work, management's intentions and determination of the extent to which future exploration programs are warranted and likely to be funded. General exploration costs not related to specific properties and general administrative expenses are charged to operations in the year in which they are incurred.

Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the resource interests. It is reasonably possible, based on existing knowledge that changes in future conditions could require a change in the recognized amounts. Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry norms for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property may be subject to unregistered prior agreements or inadvertent non-compliance with regulatory requirements.

Notes to the Interim Consolidated Financial Statements

Impairment of long-lived assets

The Company follows the recommendations in CICA Handbook Section 3063 – "Impairment of Long-Lived Assets" and the CICA's Emerging Issues Committee ("EIC") emerging extract EIC-174 – "Mining Exploration Costs". Section 3063 requires that the Company review long-lived assets, including mineral properties for impairment. Long-lived assets are assessed for impairment when events and circumstances warrant an assessment. EIC-174 consensus is that a mining enterprise in the development stage is not obliged to conclude that capitalized costs have been impaired due to the absence of a projected estimated future net cash flow from the mining enterprise. Mineral properties in the exploration stage do not have established mineral reserves and a basis for the preparation of a projection of the estimated future net cash flow from the properties does not exist. However, a mining enterprise is required to consider the conditions in Section 3063 for impairment write-down. The conditions include significant unfavorable economic, legal, regulatory, environmental, political and other factors. In addition, management's development activities towards its planned principal operations are a key factor considered as part of the ongoing assessment of the recoverability of the carrying amount of mineral properties. Whenever events or changes in circumstances indicate that the carrying amount of a mineral property in the exploration stage may be impaired, capitalized costs are written down to the estimated recoverable amount.

Cash and cash equivalents

Cash and cash equivalents include cash funds, bank balances and short-term investments in money market instruments with an original term of less than three months.

Cash restricted for flow-through expenditures

Cash restricted for flow-through expenditures is composed of cash funds, bank balances and short-term investments in money market instruments with an original term of less than three months.

Marketable securities

Marketable securities consist of investments in money market instruments with an original term of more than three months, but no longer than one year. Also included in marketable securities are the shares of public companies, which are not subject to any trading restrictions.

Flow-through - tax benefits renounced

The resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. Under the liability method of accounting for income taxes, the future income taxes related to the temporary difference arising at the later of renunciation and when the qualifying expenditures are incurred, are recorded at that time together with a corresponding reduction to the carrying value of the shares issued.

Notes to the Interim Consolidated Financial Statements

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. During the fiscal periods presented, management has made a number of significant estimates and valuation assumptions, including estimates of the net realizable value of accounts receivable and tax credits for mining exploration expenditures, the recoverability of mineral properties and deferred exploration expenditures, valuation of stock-based compensation, valuation of future income taxes and the fair value of financial assets and liabilities. These estimates and valuation assumptions are based on current information and management's planned course of actions, as well as assumptions about future business and economic conditions. Should the underlying valuation assumptions and estimates change, the recorded amounts could change by a material amount.

Realization of assets

Realization of the Company's assets is subject to various risks including permitting, reserves estimation, metal prices and environmental factors.

Stock-based compensation

The company uses the fair value method for stock options granted to directors, officers, employees and non-employees. Accordingly, the fair value of the options at the date of grant is charged to operations, with an offsetting credit to contributed surplus, over vesting periods. If and when the stock options are exercised, the applicable amounts of contributed surplus are transferred to capital stock.

Revenue recognition

Partial sales of mineral properties are accounted for by applying the proceeds from such sales/options to the carrying costs of the property and reducing these costs to zero prior to recognizing any gains. Realized gains or losses on marketable securities are recorded when sold. Interest income is recorded on the accrual basis. Shares received under option agreements are valued at fair value. Royalty income is recorded on an accrual basis.

Income taxes

The Company uses the asset and liability method in accounting for income taxes. Under this method, future income taxes are recognized for the future income tax consequences attributed to differences between the financial statement carrying values of assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period of the rate change. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Notes to the Interim Consolidated Financial Statements

Financial instruments

Financial assets and financial liabilities are initially recognized at fair value and their subsequent measurement is dependent on their classification as described below. Their classification depends on the purpose, for which the financial instruments were acquired or issued, their characteristics and the Company's designation of such instruments. Settlement date accounting is used.

Classification	
Cash and cash equivalents	Held for trading
Cash restricted for flow-through expenditures	Held for trading
Marketable securities	Available-for-sale
Accounts receivable	Loans and receivables
Reclamation bonds	Available-for-sale
Accounts payable and accrued liabilities	Other liabilities

6. Cash and cash equivalents and cash restricted for flow-through expenditures

	June 30 2009	December 31 2008
Cash and cash equivalents		
Bank balances	**$ 281,722**	$ 134,684
Guaranteed investment certificates	**-**	1,005,368
	281,722	1,140,052
Cash restricted for flow-through expenditures		
Bank balances	**$ 180,050**	$ -
Guaranteed investment certificates	**-**	561,039
	180,050	561,039

Flow-through common shares require the Company to expend an amount equivalent to the proceeds of the issue on prescribed resource expenditures. If the Company does not incur the committed resource expenditures, it will be required to indemnify the holders of the shares for any tax and other costs payable by them as a result of the Company not making the required resource expenditures. As at June 30, 2009, the Company's remaining commitment with respect to unspent resource expenditures under flow-through common share agreements was $180,050 (2008 - $561,039).

7. Reclamation bonds

	2009	2008
Nova Scotia bond - Department of Natural Resources	**$ 57,549**	$ 56,699
Option reimbursment	**(50,000)**	(50,000)
Net Nova Scotia bond	**7,549**	6,699
Washington State bond - Department of Natural Resources	**128,689**	134,775
	136,238	141,474

Notes to the Interim Consolidated Financial Statements

8. Properties and equipment

2009	Cost	Accumulated amortization	Net book value
Land	**$ 116,730**	**$ -**	**$ 116,730**
Buildings	**298,382**	**18,098**	**280,284**
Mining equipment	**36,889**	**27,306**	**9,583**
Office equipment	**128,011**	**60,623**	**67,388**
Vehicles	**23,462**	**15,023**	**8,439**
Computer systems	**177,553**	**133,496**	**44,057**
	781,027	**254,546**	**526,481**

2008	Cost	Accumulated amortization	Net book value
Land	$ 116,730	$ -	$ 116,730
Buildings	298,382	12,378	286,004
Mining equipment	36,889	25,616	11,273
Office equipment	128,011	53,136	74,875
Vehicles	23,462	13,534	9,928
Computer systems	170,038	121,319	48,719
	773,512	225,983	547,529

9. Deferred exploration expenses

The following table presents exploration expenses for the period ending June 30, 2009 and the year ending December 31, 2008:

	2009	2008
Balance - beginning of period	**$ 7,136,945**	$ 3,123,793
Current exploration expenses		
Consulting	**77,069**	66,288
Core shack and storage	**3,720**	36,760
Drilling	**-**	1,956,587
Environmental rehabilitation	**1,753**	36,100
Equipment rental	**1,823**	76,235
Geology	**101,999**	345,471
Geophysics	**107,055**	828,873
Laboratory analysis	**455,537**	290,153
Labour	**136,818**	255,744
Line cutting	**12,570**	51,817
Mining property tax	**37,895**	41,736
Permits	**-**	1,658
Prospecting	**19,518**	2,400
Reports and maps	**8,465**	6,501
Supplies	**3,774**	56,068
Transport and road access	**11,807**	125,458
Total current exploration expenses	**979,803**	4,177,849
Exploration expenses written down	**(66,798)**	(184,613)
Exploration expenses reducing option revenue	**-**	(43,604)
Quebec refundable tax credit and mining duty expense	**-**	63,520
	(66,798)	(164,697)
Current net deferred exploration expenses	**913,005**	4,013,152
Balance - end of period	**8,049,950**	7,136,945

Notes to the Interim Consolidated Financial Statements

10. Share capital

Authorized and issued

Authorized, unlimited number of common shares, no par value

	2009		2008	
Balance, beginning of year	**18,338,074**	**$ 45,026,832**	17,822,674	$ 44,566,116
Stock options exercised	-	-	25,000	8,250
Private placement	-	-	500,000	2,125,000
Buy-back of share capital	-	-	(9,600)	(20,080)
Tax benefits renounced - flow-through	-	-	-	(1,652,454)
Balance, end of year	**18,338,074**	**45,026,832**	18,338,074	45,026,832

As at June 30, 2009, 36,100 (2008 - 36,100) common shares are held in escrow. These shares were issued as consideration for a property, which has since been abandoned, thus the shares will remain in escrow.

Shareholder rights plan

In 2008, the Company adopted a shareholder rights plan (Rights Plan). The Rights Plan has been adopted to ensure the fair treatment of shareholders in connection with any take-over offer for the Company and is not intended to prevent take-over bids that treat shareholders fairly. The Rights Plan will also provide the Board with more time to fully consider any unsolicited take-over bid and to pursue, if appropriate, other alternatives to maximize shareholder value in the event of a takeover bid. The Rights Plan was not adopted in response to any proposal to acquire control of the Company. Under the Rights Plan, those bids that meet certain requirements intended to protect the interests of all shareholders are deemed to be Permitted Bids. Permitted Bids must be made by way of a take-over circular prepared in compliance with applicable securities laws and, among other conditions, must remain open for sixty days. In the event a take-over bid does not meet the Permitted Bid requirements of the Rights Plan, the rights will entitle shareholders, other than any shareholder or shareholders making the take-over bid, to purchase additional common shares of the Company at a substantial discount to the market value at the time. The Rights Plan was presented for ratification by the shareholders at Globex's 2008 Annual General Meeting held on May 2, 2008. The shareholders approved the Rights Plan and the plan has an initial term of three years.

Stock option plan

Under the Company's stock option plan (the "Plan"), the Board of Directors may from time-to-time grant stock options to directors, officers and employees of, and service providers to, the Company and its subsidiaries. Stock options granted under the Plan may have a term of up to ten years, as determined by the Board of Directors at the time of granting the stock options. Accordingly, 700,000 options may be granted in addition to the common share purchase options currently outstanding. Options are granted at an exercise price equal to or greater than the closing quoted market price of the common shares of the Company on the Toronto Stock Exchange for the day immediately preceding the grant date.

Notes to the Interim Consolidated Financial Statements

A summary of changes in Globex's stock options is presented below:

	2009		2008	
	Number of options	**Weighted average exercise price**	Number of options	Weighted average exercise price
Balance - beginning of period	**2,630,500**	**$ 1.17**	2,415,500	$ 1.67
Expired	**(200,000)**	**4.25**	(410,000)	5.31
Exercised	**-**	**-**	(25,000)	0.26
Extended/amended	**-**	**-**	25,000	1.01
Granted - Directors and employees	**25,000**	**1.00**	160,000	1.01
Granted - Service providers	**210,000**	**1.11**	490,000	2.47
Cancelled	**(20,000)**	**1.01**	(25,000)	2.99
Balance - end of period	**2,645,500**	**0.94**	2,630,500	1.17
Options exercisable	**2,625,500**	**0.94**	2,630,500	1.17

The following table summarizes information about the stock options outstanding and exercisable as at June 30, 2009:

Range of prices	Number of options outstanding	Number of options outstanding and exercisable	Weighted average remaining contractual life (years)	Weighted average exercise price
$ 0.20	83,000	83,000	1.73	$ 0.20
0.25 - 0.34	1,100,000	1,100,000	2.29	0.32
0.75 - 0.80	500,000	500,000	6.26	0.79
1.00 - 1.50	660,000	640,000	4.32	1.10
1.95 - 2.00	130,000	130,000	0.97	1.96
3.15 - 4.45	172,500	172,500	7.23	4.28
	2,645,500	2,625,500	3.79	0.94

Stock-based compensation

The Company uses the fair value method for stock options granted to directors, officers, employees and non-employees. Accordingly, the fair value of the options at the date of grant is charged to operations, with an offsetting credit to contributed surplus, over vesting periods. If and when the stock options are exercised, the applicable amounts of contributed surplus are transferred to capital stock. The Company granted 235,000 stock options to service providers and an employee during the period ending June 30, 2009 (2008 - 225,000 options were granted). Globex uses the Black-Scholes model to estimate fair value using the following weighted average assumptions:

	2009	2008
Expected dividend yield	**nil**	nil
Expected stock price volatility	**76.4%**	67.4%
Risk free interest rate	**2.62%**	2.78%
Expected life	**5 years**	1.22 years
Total stock-based compensation and payments	**$ 155,947**	$ 95,192
Weighted average fair value of options vested (222,500) at grant date	**$0.70**	$0.42

Notes to the Interim Consolidated Financial Statements

11. Accumulated other comprehensive income (loss)

	2009	2008
Unrealized gains on available-for-sale marketable securities		
Balance, beginning of period	**$ (528,704)**	$ 1,530,450
Net change during the period	**191,511**	(568,016)
Balance, end of period	**(337,193)**	962,434

12. Net earnings (loss) per common share

Basic earnings (loss) per common share are calculated by dividing the net earnings (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per common share are calculated by dividing the net earnings (loss) by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive securities had been issued during the period.

The following table sets forth the computation of basic and diluted loss per share:

	Three months		Six months	
	2009	2008	**2009**	2008
Numerator				
Net earnings (loss) for the period	**$ (221,458)**	$ 118,013	**$ (509,348)**	$ 2,302,592
Denominator				
Weighted average number of common shares - basic	**18,338,074**	17,834,616	**18,338,074**	17,828,733
Effect of dilutive shares [(i)]				
Stock options	**-**	1,808,000	**-**	1,808,000
Weighted average number of common shares - diluted	**18,338,074**	19,642,616	**18,338,074**	19,636,733
Basic and diluted net earnings (loss) per share	**$ (0.01)**	$ 0.01	**$ (0.03)**	$ 0.12

(i) The stock options are not included in the computation of diluted loss per share as their inclusion would be anti-dilutive.

13. Additional information to the cash flow statement

Changes in non-cash working capital items

	2009	2008
Accounts receivable	**$ 297,783**	$ (235,089)
Quebec refundable tax credit and mining duties refunds	**50,289**	-
Prepaid expenses	**746**	(43,428)
Accounts payable and accrued liabilities	**(503,447)**	(684,910)
Income tax payable	**-**	323,891
	(154,629)	(639,536)

Non-cash financing and investing activities

	2009	2008
Disposal of mineral properties for marketable securities	**-**	$ 2,695,925
Transfer of contributed surplus to share capital on exercise of stock option	**-**	1,750
Accounts receivable related to tax credit and mining duties refund	**183,073**	-

Notes to the Interim Consolidated Financial Statements

14. Financial Instruments and risk management

Fair value of financial instruments

The carrying value of cash and cash equivalents, cash restricted for flow-through expenditures, reclamation bonds, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their immediate or short-term nature. The fair value of marketable securities is based on quoted market prices.

Risk management

The Company, through its financial assets and liabilities, has exposure to the following financial risks: credit risk, liquidity risk, foreign exchange risk, and interest rate risk. The following analysis provides a measurement of risks as at the balance sheet date of June 30, 2009.

As a result of continued volatile economic conditions precipitated by the credit crisis, at June 30, 2009, the Company had $3.0 million in financial instruments, fully guaranteed by the Canadian Government, classified as marketable securities on the balance sheet. The Company's remaining cash and cash equivalents and cash restricted for flow-through expenditures are distributed between two Canadian banking institutions, members of the Canadian Deposit Insurance Corporation (CDIC): CDIC, a federal Crown Corporation, insures deposits to a maximum of $100,000 per individual institution.

Credit risk

The Company does not believe it is subject to any significant concentration of credit risk. Cash and cash equivalents are in place with major financial institutions and corporations.

The maximum exposure to credit risk at the reporting date was:

	2009	2008
Cash and cash equivalents	$ **281,722**	$ 1,140,052
Cash restricted for flow-through expenditures	**180,050**	561,039
Accounts receivable	**67,252**	365,035
	529,024	2,066,126

Accounts receivable are mainly made up of taxes receivable and receivables from government authorities. As these receivables arise from legislative measures they do not represent a high credit risk. A total of $2,045 in doubtful accounts was written off during the period ending June 30, 2009.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in note 15 "Capital Disclosures". It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company's operating and capital budgets, as well as any material transactions out of the ordinary course of business. The Company has financed its exploration and mining activities through flow-through shares, operating cash flows and the utilization of its liquidity reserves.

Contractual maturities of financial liabilities are all under one year.

Foreign exchange risk

As at June 30, 2009, the Company has US$52,690 in cash (2008 - $281,602). The Company estimates that the impact on earnings of a one percent increase or decrease in the US exchange rate would be insignificant.

Notes to the Interim Consolidated Financial Statements

Interest rate risk

The Company is not exposed to a significant interest rate risk as the Company has no credit facility.

The large majority of the cash and cash equivalents and cash restricted for flow-through expenditures is invested in Canadian dollar denominated short term instruments with fixed interest rates.

Only the interest revenue arising from the balance of operating cash accounts is therefore subject to interest rate fluctuations.

Based on the balances outstanding during the period ended June 30, 2009, a 1% increase (decrease) in the interest rate index would have no significant impact on earnings before income taxes.

15. Capital Disclosure

The Company is currently not subject to externally imposed capital requirements. The Company defines its capital as being constituted by its shareholders' equity. The Company manages its capital structure based on the relationship between the cash surplus, itself composed of financial liabilities, net of cash and cash equivalents, cash restricted for flow-through expenditures and shareholder's equity.

The company's capital management objectives are to :

i) Have sufficient capital to be able to meet the Company's mining properties exploration and mining development plan in order to ensure the growth of the activities.

ii) Have sufficient access to liquidity to fund the exploration expenses and the working capital requirements.

The Company monitors capital on the basis of the cash surplus to equity ratio. These ratios at June 30, 2009 and December 31, 2008 were as follows:

	2009	2008
Cash and cash equivalents	**$ 281,722**	$ 1,140,052
Cash restricted for flow-through expenditures *(note 6)*	**180,050**	561,039
	461,772	1,701,091
Exploration expenditure obligations	**(180,050)**	(561,039)
Cash surplus	**281,722**	1,140,052
Shareholders' equity	**11,985,722**	12,147,612
Cash surplus / Shareholders equity	**0.02 : 1**	0.09 : 1

16. Related party transactions

The Company made the payments described below to two shareholders, both of whom are officers and directors of the Company, and to a company controlled by a shareholder. A summary of related party transactions including all remuneration paid out for services provided follows:

	2009	2008
Compensation - Jack Stoch, President and CEO	**$ 79,998**	$ 79,998
Compensation - Dianne Stoch, Secretary-Treasurer and CFO	**60,000**	60,000
Rent - Core facility, core storage and equipment	**-**	22,100
	139,998	162,098

All transactions are in the normal course of operations and are measured at the exchange value, that is, the amount of consideration established and agreed to by the related parties which approximates the arm's length equivalent value and do not include any mark-up.

17. Comparative consolidated financial statements

Certain comparative figures have been reclassified to conform to the presentation adopted in 2009.

Ref.: File no. 82-4025

GLOBEX

MANAGEMENT DISCUSSION AND ANALYSIS

SIX MONTHS ENDED JUNE 30, 2009
(UNAUDITED)

86, 14th Street, Rouyn-Noranda, Quebec J9X 2J1 CANADA
Telephone: (819) 797.5242 Fax.: (819) 797-1470
info@globexmining.com www.globexmining.com

STATEMENT CONCERNING THE INTERIM FINANCIAL STATEMENTS

Management has compiled the unaudited interim financial statements as of June 30, 2009 and 2008. The statements have not been audited or reviewed by the Company's auditors or any other firm of chartered accountants.

Management Discussion and Analysis

For the six (6) month period ended June 30, 2009

Overview

Globex is a development stage Canadian mining exploration company with a large portfolio of early to mid-stage North American exploration and development properties. Many of these properties are currently being actively explored by Globex or its option partners. One property, on which the Company holds a royalty interest, is now in production and several other projects are currently subject to due diligence. The Company seeks to create shareholder value by acquiring properties, enhancing and developing them for optioning, joint venturing or vending, with the ultimate aim of production. Optioning exploration properties is one of the strategies Globex employs to manage its extensive mineral property portfolio as well as to conserve cash. This model allows Globex to acquire hard cash while ensuring its properties are being explored while still retaining an interest in any future production. The term option as related to Globex property deals should be understood as follows: In exchange for a number of annual cash and/or share payments and an annual monetary work commitment on the property, Globex grants the Optionee the right to acquire an interest in the optioned property. An agreement typically has a multiple year term with escalating annual payments and exploration work commitments. Typically all conditions of the agreement must be met before any interest in the property accrues to the Optionee. Generally, the option contract will terminate if annual payments and/or work commitments are not met. Assuming all conditions of the option agreement are satisfied, Globex would retain a Gross Metal Royalty (GMR) or other carried interest in the property. Outright property sales may also include cash and/or shares and some form of royalty interest payable when projects achieve commercial production.

Globex Mining Enterprises Inc. trades on the Toronto Stock Exchange under the symbol GMX, in Europe on the Frankfurt, Munich, Stuttgart, Berlin and Xetra exchanges under the symbol G1M and GLBXF on the OTCQX International in the USA.

Exploration Activities and Mining Properties

The Company, to the best of its ability, conducts exploration activities in compliance with "Exploration Best Practices Guidelines" established by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards with exploration programs planned and managed by "Qualified Persons" who ensure that QA/QC practices are consistent with National Instrument 43-101 standards. On all projects, diamond drill core is marked up by a geologist and subsequently cut in half, with one-half of the core analyzed, in the case of gold, by standard fire assay with atomic absorption or gravimetric finish at an independent, registered commercial assay laboratory. The second-half of the drill core is retained for future reference. Other elements are determined in an industry acceptable manner, for either geochemical trace signatures or metal ore grades.

According to National Instrument 43-101, none of Globex's numerous properties is considered a material property.

In the future, as previously, when discussing historical resource calculations available in the public domain regarding our properties, we will include source, author and date, and if appropriate, cautionary language stating that:

- *A qualified person has not done sufficient work to classify the historical estimate as current mineral resources or reserves;*
- *The issuer is not treating the historical estimate as current mineral resources or mineral reserves; and*
- *The historical estimate should not be relied upon. In addition, the source and date of the historical estimate will be given.*

Deferred exploration expenditures for the period ending June 30, 2009 totalled $979,803 (2008 - $1,551,705). Globex's 2008 commitment to flow-through spending in 2009 is now $180,050 (December 31, 2008 - $561,039). Mining property taxes totalled $37,895 (December 31, 2008 - $41,736).

To date, Globex has spent over $1 million on metallurgical test work and drilling under a joint venture with the hydrometallurgical consulting firm Drinkard Metalox Inc. ("DMI"). We have teamed up in order to implement DMI's proprietary processing technology on our **Deloro magnesite-talc** property near Timmins, Ontario ("Deloro").

Metallurgical test work on Deloro has provided positive results indicating that at the laboratory and bench scale, we can produce high purity magnesium oxide. This is significant when compared to other producers using more conventional methods. Furthermore, testing indicates that various magnesium compounds can also be produced, suitable for the higher end speciality compounds market.

As regards the talc co-product, preliminary test work indicates that the Deloro talc may be well suited for the plastic filler industry, overall the second largest talc market in dollar value. Recent test work by Bodycote Testing Group (EXOVA) has certified that samples of crushed rock and talc concentrate submitted for mineralogical characterisation and confirmation by Transmission Electron Microscopy detected no asbestos fibres. This means the talc, in addition to being suitable for the plastics industry, may also meet the specification of the cosmetics industry.

We are presently completing our initial studies using the METSIM process simulation system. As well we have completed an internally generated flow sheet to flag any potential fatal flaws in the process and provide us with a first approximation of potential project capital costs and EBITDA. No fatal flaws have been found to date. Capital costs and EBITDA calculations continue to be refined and we are very encouraged with initial results.

A diamond drill program of 17 holes was completed for a total of 2,126 meters. The core was logged and a visual characterisation of each geological unit recorded. A total of 577 core samples, representing continuous intersections, were geochemically analysed and sent to the Advanced Mineralogical Facility at SGS Lakefield Research Limited ("SGS") in Lakefield, Ontario in order to: 1) mineralogically characterize the 577 samples by QEMSCAN, 2) determine magnesite and talc contents of each sample, 3) determine the minerals that contribute certain potentially recoverable trace elements, 4) look at selected samples petrographically (21 samples) to aid with a petrogenetic model and 5) determine the "natural variability" of a "standard sample". SGS's final report dated June 26, 2009 is being incorporated into our updated plans.

SGS has also been contracted for flotation test work on a composite drill core sample to produce separate concentrates of both talc and magnesite. A portion of this drill core composite has been forwarded to Drinkard Metalox for additional metallurgical testing. Results are pending.

Now that the initial mineralogical and chemical analysis have been completed, Micon International Limited has been contracted to prepare a preliminary resource calculation covering the area that was subjected to the recent diamond drill campaign. The purpose of the study will be to confirm a 20 year supply of mill feed, the basis of an economic evaluation of the project. The report is expected by the fall.

Of the 17 drill holes completed in the latest drill program, 10 holes formed two continuous cross sections of a target horizon, "Zone A". The table below provides the lengths and widths of the individual drill holes as well as the composition in percent for magnesite and talc of each hole as determined by QEMSCAN analysis performed by SGS Lakefield Research Limited.

Hole Number	TM05	TM06	TM07	TM08	TM09	TM10	TM14	TM15	TM16	TM18
From (m)	2.94	0.94	0.20	5.62	5.00	83.00	76.00	7.00	1.40	63.50
To (m)	9.66	70.00	120.98	122.00	121.94	121.94	121.54	122.04	77.00	152.00
Core Length (m)	6.72	69.06	120.78	116.38	116.94	38.94	45.54	115.04	75.60	88.50
Horizontal Width (m)	3.82	39.94	34.34	67.35	65.70	22.25	25.94	67.67	41.15	11.04
Magnesite %	45.2	47.2	57.4	51.5	49.8	49.7	55.9	55.4	54.2	55.9
Talc %	42.4	37.9	24.0	33.8	40.8	43.0	33.3	29.2	34.8	31.4

Note: m = meters

The average weighted grade in percent (%) of magnesite, talc and magnesium oxide of each cross section are the following:

Cross Section	Magnesite %	Talc %	MgO%	Horizontal Width (m)
Section 8 + 50 East	50.0	38.2	35.8	212
Section 9 + 50 East	55.1	31.8	36.1	154

Note: 1% = 20 lbs/ton

On the financial front, KPMG Corporate Finance LLC has been working with us to secure long term funding for the project and has recently completed the Preliminary Information Memorandum for distribution to prospective partners. There already have been a number of preliminary expressions of interest from end users and others.

The aim of the ongoing metallurgical test work is to allow the joint venture (75% Globex, 25% DMI) to produce a wide variety of high purity magnesium based compounds and talc in a plant with low capital and operating costs. We want to become the preeminent producer of these products in North America, providing end users with a North American based, environmentally sound and highly competitive source for these materials.

No additional fieldwork has been undertaken on the **Ironwood gold project**. Subsequent to the announcement of the NI 43-101 resource of 243,200 tons grading 17.26 g/t Au (see Globex press release dated March 3, 2008), Queenston Mining and Globex have identified several avenues which have the potential to unlock the value of our jointly held asset. We are awaiting a response to a proposal which we feel can create immediate value for our shareholders. However there can be no assurance that our proposal will be accepted.

We have been approached by a number of companies that wish to option properties (Bousquet, Hunters Point etc). Discussions seem to be more drawn out than previous years, probably due to current financial conditions which, for the junior mining sector is very difficult. We are hopeful of realizing some of these potential deals with the cash and share payments to Globex as well as work requirements and potential royalties that they entail.

At the same time, we have been acquiring a number of projects including the **Côté copper-nickel** and **Lake Colnet gold and zinc** properties west of Rouyn-Noranda, doubled the size of our Tavernier gold, silver, copper, zinc property east of Val d'Or, acquired the former **Shortt Lake Gold Mine** including a rare earth bearing carbonatite, northeast of Desmaraisville, staked a large package of claims in Barlow township directly north of Cogitore's Scott township zinc discovery and are awaiting decisions in several staking competitions related to gold and lithium properties.

In addition, we have been exploring. We have completed induced polarization and magnetometer surveys on the original east half of our **Tavernier claims** package and have compiled all the historical data. This was backed up by field mapping and surveying of old drill casings. We believe that the geology, mineralization and alteration intercepted in previous shallow drill holes along with new geophysical data that we have generated, indicate that the claims are highly prospective for the discovery of economic gold, silver, copper, and zinc mineralization. Interestingly, our neighbour adjoining to the east, issued a press release to announce the delineation of one prospective geophysical anomaly. The work on the eastern half of our property has outlined over 25 prospective geophysical trends composed of 205 individual induced polarization anomalies. To quote the consulting geophysicist, "Lots of moose in this moose pasture ... smells like we're gonna bag some meat ...".

On our newly acquired **Côté property**, surface prospecting has located surface mineralization grading up to 1.78% nickel and 0.81% copper in grab samples. Meanwhile, grab samples on our **Lake Colnet property** have returned up to 11 g/t gold. A grid is now being cut over the area of gold mineralization. Prospecting and a preliminary geophysical survey will be undertaken shortly.

An induced polarization survey was completed over our **La Pause township** claims northwest of the large Doyon gold mine. No first priority drill targets were defined. More thought must be given to our exploration approach, in light of the strategic location of the claims and historic basal till gold anomalies in the area.

Initial compilation work and prospecting were completed on our series of claim packages southeast of **Joutel,** Quebec. Additional field work is planned to commence shortly, in order to identify first priority drill targets.

Similarly, field work is proposed to map the geology in areas of priority targets on our **Tonnancour township** land package in anticipation of a drill campaign. Previous geophysical work, trenching and prospecting has identified targets thought to be caused by metallic mineralization, hopefully enriched in gold, silver, copper and zinc.

At Globex's **Hunters Point uranium, gold, rare earth property** in Quebec, historical assays of up to 7% U_3O_8, over 1oz/ton gold and rare earth elements beyond the detection limits of conventional assay methods (>10,000 ppm) have been found in surface sampling. An airborne radiometric survey and prospecting located several areas of interest. On the east side of our large land package surface samples assayed extremely high in rare earths. A small localized follow-up drill program failed to extend the surface showing but much of the mineralized horizon is as yet untested. Our neighbour, Aurizon Mine Ltd., has also identified significant rare earth values on adjoining claims.

At the **Russian Kid Mine** (Rocmec 1), Rocmec Mining Inc. has continued processing development muck (low grade). A small amount of concentrate has been processed by a refinery but Rocmec is still waiting for Xstrata to schedule processing of sulphide concentrate delivered to the smelter. Development muck is not ore and is usually processed first as it is readily available and serves the purpose of providing material for tuning up the new mill.

On the optioned properties front, progress is at best slow. Processor Mining Resources Inc. has failed to achieve listing on a public stock exchange within the required time period which we extended for some months due to the present market conditions. We reluctantly terminated the contract and recovered 100% interest in the **Bateman Bay copper-gold mine** and **Grandroy gold Mine** properties.

Strategic Resource Acquisition has lost its principal asset, the **Mid-Tennessee Zinc Mine** and surrounding properties through a sale under the bankruptcy act in Tennessee. Fortunately, Globex has been able to maintain its royalty interest on the property. If the mine should be reopened, we will be in the position to receive cash payments from the new owners, Nyrstar NV, a major international zinc producer with a nearby zinc smelter. In some ways, this experience has been a vindication of our policy of optioning out properties and letting others take the risk, do the work and put in the intellectual and physical effort. In this case, about $200 million and 2 years of effort were destroyed by the sudden and rapid decline in zinc prices.

First Metals seems to have escaped bankruptcy but is about to suffer massive dilution with its issued and outstanding share, rising from 42.8 million shares to over 325 million shares. Again, Globex's royalty remains in place and we have not suffered the dilution, lost time, effort and investment that First Metals has unfortunately undergone. We have disposed of our First Metal shares at current or slightly above current market prices. When the Fabie Bay and Magusi River polymetallic deposits again achieve production, we can expect renewed royalty payments.

Plato Gold Corp. has completed drill programs on the **Nordeau East, West and Bateman** claims and have issued a new resource in a NI 43-101 compliant report. Please note that Canadian Securities regulations do not allow Globex to directly quote the resource figures published by Plato, even though they are available in Plato's public filings. We refer reader's to Plato's Management Discussion and Analysis, Quarterly Report for the three months ended March 31, 2009 as published on May 27, 2009 and to www.sedar.com, project no. 01387997, Technical Report (NI 43-101), March 17, 2009 to review the technical report.

Silver Capital which has an option on our **Suffield Mine** property in Southern Quebec has been stalled on two fronts. First, they have not succeeded in listing the company on a German Stock Exchange. Secondly, they have not been able to access the property of one surface rights owner who objects to the temporary laying of wires for a geophysical survey on his land unless Silver Capital agrees in advance to buy his property at an inflated price if a mine is found. In addition, false reports published by La Presse, the major Quebec, French language newspaper, whipped up anti-mining sentiment among some area residents when it was reported that we intended to open a large open pit mine even though no mine has been outlined and we are in the early stages of exploration. Sadly,

this is the state of journalism today, the ability to speak... but not the obligation to speak the truth.

On the **Copper-Silica #1 Zone** on the **Lyndhurst property**, drilling and stripping have indicated a mineralized zone with a more complex nature than previously thought. More stripping is planned to expose the structure which may extend further and in a somewhat different trend than originally thought. The work is funded by our 50% partner Agregat.

Gold Bullion Development Corp. has returned the **Jacobie Copper prospect** in British Columbia to Globex without doing work on the property due to limited funds. We immediately contacted a company operating a copper mine to the east, to present the project. We are awaiting their decision which will be made after appropriate due diligence.

Bulls Eye, which has a number of properties under agreement from Globex (**Lamotte, Duvan, Halliwell, BM property**) has not yet listed on a public exchange. In addition, there has been a shakeup in management. Work was undertaken on all the properties (geophysics, diamond drilling, etc.) and we are awaiting reports on this work. All the properties have been maintained with assessment submitted and taxes paid.

As regards **Nova Scotia properties**, we are awaiting news as to the progress of financing of the projects including the **Mooseland Gold property** from Nova Scotia Associates. Considering the current economic climate, we would not be surprised if it takes more than 3 months to raise the $16 million which they are targeting.

Osisko Mining Corporation continues to explore the properties on which Globex retains a royalty, west and northwest of their planned open pit at Malartic, Quebec. Similarly, **Typhoon Exploration Inc.** continues to explore their **Fayolle gold zone** and surrounding claims on which Globex retains a royalty interest.

Globex holds a 1% NSR on the **Standard Gold property** northeast of Amos, Quebec. Arianne Resources holds the property and has just signed an agreement with a private company whereby the private company can earn 100% interest in the property. We are hopeful that work will advance the understanding and size of the historical resource thereby increasing the potential of our royalty.

On the metal front, prices have rebounded from their lows in December of 2008. Some such as copper have done better than others such as zinc. Although the economy seems to be an unfathomable mess, for the short term at least, the worst of metal prices seems to be behind us. This does not mean that it will be easy. Investors are still nervous not only about where the economy is going but also about the macro stability of the economic and political systems of the world. Against that backdrop, more effort is required to make lesser gains. Despite this, we feel that we are making significant progress which over time will be reflected in our share price and many other concrete ways.

Qualified Person

All scientific and technical information contained in this management's discussion and analysis was prepared by the Company's geological staff under the supervision of Jack Stoch, President and CEO, who is a qualified Person under NI 43-101.

Summary of Year to Date Results

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and all monetary values are expressed in Canadian dollars unless otherwise expressly stated.

The Company reported a net loss of $509,348 for the period ended June 30, 2009 compared to net earnings of $2,902,592 in 2008.

Revenues: $173,720 (2008 –$4,089,889), decrease of $3,916,169:

The decrease in revenue is mainly due to the absence of option income compared to $3,055,925 in 2008 and metal royalty income of $156,248 in 2009 compares to $880,081 in 2008, received principally from First Metals Inc. Option revenue is by nature inconsistent and is recognized when earned. Royalty income is recorded on an accrual basis.

The gain on sale of marketable securities of $96,784 (2008 - $59,287) resulted from the sale of First Metals Inc. and Rocmec Mining Inc. shares. The other-than-temporary impairment on marketable securities of $(118,374) is the loss recognized on 588,200 Strategic Resource Acquisition Corporation shares.

Expenses: $844,886 (June 30, 2008 – $774,551), increase of $70,335:

Amortization cost of $28,565 increased by $2,609 from 2008.

Foreign exchange loss was $23,276 compared to a gain of $15,426 in 1st half of 2008.

Administration Costs: $270,943 (2008 – $349,452), decrease of $78,509.

The salaries of administrative staff increased by $18,204 in the 1st half 2009 over 2008. Completion of office and warehouse renovations cost $19,861 more than the same period in 2008. In light of current economic conditions, we were able to reduce costs over the previous year for advertising and promotion by $79,750 and for conventions, conferences and travel by $13,565.

Professional fees and outside services: $299,357 (2008 – $261,072), increase of $38,285.

Responses to the Autorité des marchés financiers under a continuous disclosure review and the final valuation of First Metals Inc. shares increased both legal and audit fees in the 1st half of 2009. The Company was also successfully represented during proceedings to protect its zinc royalty at Mid-Tennessee Zinc mine. Advancement of the magnesite-talc project has necessitated legal advice and assistance with contracts. Management has all significant contracts vetted by legal counsel. 2009 legal fees exceeded 2008 costs by $6,422 while audit fees and external accounting services were $16,671 greater than 2008.

Stock-based compensation and payments: $155,947 (2008 - 95,192) increased by $60,755.

Write down of mineral properties and deferred exploration expenses, $66,798 (2008 - $58,305).

Summary of Quarterly Results

The following table shows selected results by quarter for the last eight quarters:

	2009		2008				2007	
	Q2	**Q1**	Q4	Q3	Q2	Q1	Q4	Q3
Total revenues	**$ 257,065**	**$ (83,345)**	$ (2,392,723)	$ 174,448	$ 693,753	$ 3,396,136	$ 341,945	$ 474,997
Net earnings (loss)	**(221,458)**	**(287,890)**	(3,352,001)	(81,145)	118,013	2,184,579	17,935	(361,594)
Net earnings (loss) per share								
- basic & diluted	**(0.01)**	**(0.02)**	(0.18)	-	0.01	0.11	-	(0.02)

Note: Q1 2008 restated

The Company reported a net loss of $221,458 for Q2-2009 compared to net earnings of $118,013 for the quarter ended June 30, 2008.

Revenues: $257,065 (Q2 2008 –$693,753), decrease of $436,688:

The decrease in revenue is mainly due to the absence of option income compared to 2008 option income of $40,000 and metal royalty of $156,248 compares to 2008 metal royalty income of $549,055, received principally from First Metals Inc.

The gain on sale of marketable securities of $84,227 (2008 - $55,048) resulted from the sale of First Metals Inc. and Rocmec Mining Inc. shares.

Expenses: $517,058 (Q2, 2008 – $513,043), increase of $4,015:

Amortization cost of $14,431 increased by $953 from 2008.

Foreign exchange loss was $22,802 compared to a loss of $6,555 in 2nd quarter of 2008.

Administration costs: $119,822 (2008 – $230,044), decrease of $110,222.

Administrative staff salaries increased by $2,358 in Q2-2009 over 2008. Building renovations commenced in Q1-2009 were completed in Q2-2009. Because of reduced economic activity, costs were reduced for advertising and promotion by $78,651 and for conventions, conferences and travel by $39,020 over the previous year.

Professional fees and outside services: $170,886 (2008 – $130,033), increase of $40,853.

External accounting fees increased by $19,071 due to the final valuation of First Metals Inc. shares. The Company was successfully represented at legal proceedings to protect its zinc royalty at Mid-Tennessee Zinc mine. Advancement of the magnesite-talc project has necessitated additional legal advice.

Stock option compensation and payments of $145,952 compares to $95,192 in 2008.

Write down of mineral properties and deferred exploration expenses, $43,165 (2008 - $37,741).

Disclosure Controls and Procedures

Management is responsible for the information disclosed in this document and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is, in all material respects, complete and reliable. The Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period ended June 30, 2009. Based on that evaluation they assess that Disclosure Controls and Procedures are effective at and for the period ending June 30, 2009 and provides reasonable assurance that all material information relating to the Company is disclosed.

Internal Control over Financial Reporting

During the period ended June 30, 2009, the Company evaluated the design of internal controls over financial reporting for its operating and accounting systems. As the evaluation of the disclosure controls and procedures mentioned above, the design of internal controls over financial reporting was evaluated as defined in the Multilateral Instrument 52-109. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that, ICFR are effective for the period ending June 30, 2009 and provide a reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with Canadian GAAP.

Changes in Internal Control over Financial Reporting

The Company identified a material weakness in the design of internal controls of financial reporting for its year ended December 31, 2008. Management has changed the design of internal controls over financial reporting to include a quarterly review by external consultants verifying implementation of all new accounting standards. Management confirms this procedure was followed in the quarter ended June 30, 2009.

Related Party Transactions

All transactions are in the normal course of operations and are measured at the exchange value, that is, the amount of consideration established and agreed to by the related parties which approximates the arm's length equivalent value and do not include any mark-up.

In the first half of 2009, the Company made the payments described below to two shareholders, both of whom are officers and directors of the Company, and to a company controlled by a shareholder. A summary of related party transactions including all remuneration paid out for services provided follows:

		2009		2008
Compensation - Jack Stoch, President and CEO	$	**79,998**	$	79,998
Compensation - Dianne Stoch, Secretary-Treasurer and CFO		**60,000**		60,000
Rent - Core facility, core storage and equipment		**-**		22,100
		139,998		162,098

Changes in Accounting Policies

Goodwill and intangible assets

In February 2009, the Canadian Institute of Charted Accountants ("CICA") issued Section 3064, "Goodwill and Intangible Assets", which replaces Section 3062 "Goodwill and Other Intangible Assets". This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the adoption of this standard, CICA Emerging Issues Committee Abstract 27, "Revenues and Expenditures in the Pre-operating Period, ("EIC-27") was withdrawn.

The standard is effective for our fiscal year beginning January 1, 2009. Adoption of this standard did not have a significant effect on the Company's financial statements.

Credit risk and the fair value of financial assets and financial liabilities

In January, 2009, the CICA issued EIC-173 "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities". The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments.

The standard is effective for our fiscal year beginning January 1, 2009. Adoption of this EIC did not have a significant effect on the Company's financial statements.

Mining exploration costs

In March 2009, the CICA adopted EIC-174 "Mining Exploration Costs". The EIC provides guidance on the accounting and the impairment review of exploration costs. This standard is effective for the Company's fiscal year beginning January 1, 2009 and did not have a significant effect on the Company's financial statements. On March 24, 2009, EIC-126 "Accounting by Mining Enterprises for Exploration Costs" was withdrawn.

Future Accounting Changes

International Financial Reporting Standards

The Accounting Standards Board of Canada ("AcSB") plans to converge Canadian GAAP for publicly accountable enterprises with International Financial Reporting Standards ("IFRS") over a transition period that will end effective January 1, 2011 with the adoption of IFRS. The AcSB announced on February 13, 2008 that IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. The changeover date is for interim and annual financial statements relating to fiscal years beginning at the latest on January 1, 2011. The Company will convert to these new standards according to the timetable set with these new rules. The process of analyzing and addressing the differences between Canadian GAAP and IFRS relevant to Globex has been commenced. Results of an initial assessment of the impact of the required changes to accounting systems and business processes were identified. Further training and development are ongoing for 2009 and 2010.

Business Combinations

In January 2009, the CICA issued CICA HB 1582 – Business Combinations, which will replace CICA HB 1581 – Business Combinations. The CICA also issued CICA HB 1601 – Consolidated Financial Statements and CICA HB 1602 – Non-Controlling Interests, which will replace CICA HB 1600 – Consolidated Financial Statements. The new standards are effective for fiscal years beginning on or after January 1, 2011, with early adoption permitted. The objective of the new standards is to harmonize Canadian GAAP for business combinations and consolidated financial statements with the International and U.S. accounting standards. The new standards are to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted. Assets and liabilities that arose from business combinations whose acquisition dates preceded the application of the new standards will not be adjusted upon application of these new standards.

Financial Instruments and Risk Management

Risk management

The Company, through its financial assets and liabilities, has exposure to the following financial risks: credit risk, liquidity risk, foreign exchange risk, and interest rate risk. The following analysis provides a measurement of risks as at the balance sheet date June 30, 2009.

As a result of the volatile economic conditions precipitated by the credit crisis, at June 30, 2009, the Company had $3.0 million in financial instruments, fully guaranteed by the Canadian Government, classified as Marketable Securities on the balance sheet. The Company's remaining cash and cash equivalents and cash restricted for flow-through are distributed between two Canadian banking institutions, members of the Canadian Deposit Insurance Corporation (CDIC): CDIC, a federal Crown Corporation, insures deposits to a maximum of $100,000 per individual institution.

Credit risk

The Company does not believe it is subject to any significant concentration of credit risk. Cash and cash equivalents are in place with major financial institutions and corporations.

The maximum exposure to credit risk as at June 30, 2009 and December 31, 2008 was:

		2009		2008
Cash and cash equivalents	$	**281,722**	$	1,140,052
Cash restricted for flow-through expenditures		**180,050**		561,039
Accounts receivable		**67,252**		365,035
		529,024		2,066,126

Accounts receivable are mainly made up of taxes receivable and receivables from government authorities. As these receivables arise from legislative measures they do not represent a high credit risk. A total of $2,045 in doubtful accounts was written off during the period ending June 30, 2009.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in the following "Capital Disclosures". It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company's operating and capital budgets, as well as any material transactions out of the ordinary course of business. The Company has financed its exploration and mining activities through operating cash flows and the utilisation of its liquidity reserves.

Contractual maturities of financial liabilities are all under one year.

Foreign Exchange Risk

As at June 30, 2009, the Company has cash of $52,690 (2008 - $281,602) in US dollars. The Company estimates that the impact on earnings of a one percent increase or decrease in the US exchange rate would be insignificant.

Interest Rate Risk

The Company is not exposed to a significant interest rate risk since the Company has no credit facility. The interest revenue arising from the balance of operating cash accounts is subject to interest rate fluctuations. Based on the balances outstanding during the quarter ended June 30, 2009, a 1% increase (decrease) in the interest rate index would have no significant impact on earnings before income taxes.

Capital Disclosures

The Company is currently not subject to externally imposed capital requirements. The Company defines its capital as being constituted by its shareholders' equity. The Company manages its capital structure based on the relationship between the cash surplus, itself composed of financial liabilities, net of cash and cash equivalents, cash restricted for flow-through expenditures and shareholder's equity.

The Company's capital management objectives are to:

- have sufficient capital to be able to meet the Company's mining properties exploration and mining development plan in order to ensure the growth of the activities.
- have sufficient access to liquidity to fund the exploration expenses and investing activities and the working capital requirements.

The Company monitors capital on the basis of the cash surplus to equity ratio. These ratios at June 30, 2009 and December 31, 2008 were as follows:

		2009		2008
Cash and cash equivalents	$	**281,722**	$	1,140,052
Cash restricted for flow-through expenditures		**180,050**		561,039
		461,772		1,701,091
Exploration expenditure obligations		**(180,050)**		(561,039)
Cash surplus		**281,722**		1,140,052
Shareholders' equity		**11,985,722**		12,147,612
Cash surplus / Shareholders' equity		**0.02 : 1**		0.09 : 1

Mineral properties and deferred exploration expenses

The Company accounts for mineral properties and deferred exploration expenses in accordance with the Canadian Institute of Chartered accountants ("CICA") Handbook Section 3061, "Property, plant and equipment" ("CICA 3061"), and abstract EIC-174, "Mining Exploration Costs" ("EIC-174") of the Emerging issues Committee. CICA 3061 provides for the capitalization of the acquisition and exploration expenses of a mineral property where such costs are considered to have the characteristics of property, plant and equipment. EIC-174 provides that a mining enterprise is not precluded from considering exploration expenses to have the characteristics of property, plant and equipment when it has not established resource reserves objectively and therefore does not have a basis for preparing a projection of the estimated future net cash flow from the property.

The Company capitalizes the acquisition costs of mineral properties and all direct costs relating to exploration on its mineral properties. These costs will be amortized over the estimated productive lives of the properties upon commencement of production using the unit-of-production method. Options or sales of mineral properties are accounted for by applying the proceeds from such sales to the carrying costs of the property and reducing costs to zero prior to recognizing any gains. Costs related to abandoned projects are written off. Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on results of exploration work, management's intentions and determination of the extent to which future exploration

programs are warranted and likely to be funded. General exploration costs not related to specific properties and general administrative expenses are charged to operations in the year in which they are incurred.

Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the resource interests. It is reasonably possible, based on existing knowledge that changes in future conditions could require a change in the recognized amounts. Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry norms for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property may be subject to unregistered prior agreements or inadvertent non-compliance with regulatory requirements.

Impairment of long-lived assets

The Company follows the recommendations in CICA Handbook Section 3063 – "Impairment of Long-Lived Assets" and the CICA's Emerging Issues Committee ("EIC") emerging extract EIC-174 – "Mining Exploration Costs". Section 3063 requires that the Company review long-lived assets, including mineral properties for impairment. Long-lived assets are assessed for impairment when events and circumstances warrant an assessment. EIC-174 consensus is that a mining enterprise in the development stage is not obliged to conclude that capitalized costs have been impaired due to the absence of a projected estimated future net cash flow from the mining enterprise. Mineral properties in the exploration stage do not have established mineral reserves and a basis for the preparation of a projection of the estimated future net cash flow from the properties does not exist. However, a mining enterprise is required to consider the conditions in Section 3063 for impairment write-down. The conditions include significant unfavorable economic, legal, regulatory, environmental, political and other factors. In addition, management's development activities towards its planned principal operations are a key factor considered as part of the ongoing assessment of the recoverability of the carrying amount of mineral properties. Whenever events or changes in circumstances indicate that the carrying amount of a mineral property in the exploration stage may be impaired, capitalized costs are written down to the estimated recoverable amount.

The Company has sufficient financing in place to meet its exploration property commitments. Globex has the intent and ability to retain its properties until the business climate improves, and although the adverse change in the business climate may result in a delay in the cash flows from properties, this factor alone may not require an impairment test. We review all of our properties annually to determine whether exploration undertaken has eliminated any further viable targets on a property and if affirmative, the property and all associated exploration costs are written down: Costs related to any property not explored over the past 3 years are also written down.

Stock-based Compensation

Recognition of contribution to the success of the Company through stock-based compensation conserves cash and acts as an incentive for employees and service providers to maintain their high level of participation. The Company records stock options granted using a fair value based method of accounting, the Black-Scholes model, to estimate fair value.

The following weighted assumptions were applied:

	2009	2008
Expected dividend yield	Nil	Nil
Expected stock price volatility	76.4%	67.4%
Risk free interest rate	2.62%	2.78%
Expected life	5 years	1.22 years
Total stock-based compensation	$155,947	$95,192
Weighted average fair value of options vested (222,500) at grant date	$0.70	$0.42

In the first half of 2009, the Company granted 235,000 stock options, with 222,500 vesting immediately having an assigned value of $155,947. The details of the grants are: 210,000 stock options to service providers, exercisable at a weighted average price of $1.11, with a term of 5 years and 25,000 to an employee at a price of $1.00, for a 5 year period. 225,000 options were granted in the first half of 2008.

The Company cautions that the Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded, thus the Black-Scholes model may overestimate the actual value of the options that the Company has granted. Further, the Black-Scholes model also requires an estimate of expected volatility. The Company uses its historical volatility rates to calculate an estimate of expected volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore do not necessarily provide a reliable measure of the fair value of the Company's stock options.

Capital Stock

As at August 12, 2009, 19,195,074 common shares are issued and outstanding and 2,855,500 stock options remain outstanding for a fully diluted common share capital of 22,050,574. In July 2009, 857,000 flow-through shares were issued for $1,015,550 under a private placement.

Liquidity and Working Capital

At June 30, 2009, the Company had cash and cash equivalents of $281,722 compared to $1,140,052 at December 31, 2008 excluding cash restricted for flow-through expenditures of $180,050 (2008 - $561,039). With June 30, 2009 working capital of $3,439,524 (December 31, 2008 - $4,477,128) and basic exploration spending commitments, already funded, the Company believes the cash position is adequate to meet current needs.

Globex does not have any long-term debt or similar contractual commitments.

Marketable securities of $3,238,647 at June 30, 2009 include shares with a market valuation of $237,292 and term deposits and treasury bonds of $3,001,355, fully guaranteed by the Canadian government.

Risk

Risks beyond the control of the Company come from multiple sources.

Metal Prices: World-wide supply and demand for metals determines metal prices. Lower metal prices reduce exploration activity and thus the terms at which Globex can option its properties. The ability of the Company to market and/or develop its properties and the future profitability of the Company are directly related to the market price of metals. Metal prices also directly affect the revenue stream that Globex anticipates from mines in production. Lower metal prices equal lower or no revenue. Higher metal prices equal higher revenue.

Currency Exchange Fluctuations: Metal prices are quoted in US dollars. A strong US dollar against the Canadian dollar enhances metal revenues when translated to Canadian dollars, causing an equivalent increase in net profits. A weak US dollar shrinks potential metal revenues while mining and exploration costs in Canadian dollars remain constant or actually increase, thus reducing profits. The viability of a mine could be determined by currency fluctuation.

Staff Recruitment and Retention: As a result of the cyclical nature of the business, the lack of job security, it is difficult to find and retain the experienced, competent individuals required to build a company: Salaries, benefits, working conditions and challenge must be competitive.

Option Revenue: Option contracts taken to term can appear extremely lucrative. However, if exploration results are poor in year 1, the property may be returned after only a single payment. These negative results may further, mean share payments received by the Company lose value. If the main target of a particular property is drilled with negative results, the property may cease to have exploration potential and thus the ability to generate future option revenue.

Success of Partners: The outcome of efforts by joint venture, option and royalty partners has a significant effect on the Company's profitability. If they are successful in achieving their goals in a timely and cost-efficient manner, the Company will benefit. Should they fail financially, technically or for other reasons, we will be negatively affected.

Government Legislation and Taxation: Flow-through financing, combined with provincial tax credits for exploring in Quebec, are potentially important sources for financing exploration programs. Any material changes in these programs could adversely affect the Company's operations.

Finding and Developing Economic Reserves: The recoverability of amounts capitalized for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposal thereof.

Other risks the Company faces are: Renegotiation of contracts, permitting, reserves estimation, environmental factors, governments not enforcing access laws and various other regulatory risks.

Forward-looking Statements

This document may contain forward-looking statements reflecting the management's expectations with respect to future events. Such forward-looking statements are dependent upon a certain number of factors and are subject to risks and uncertainties. Actual results may differ from those expected. The Company's management does not assume any obligation to update or revise these forward-looking statements as a result of new information or future events except as required by law.

Outlook

There has been somewhat of a rebound in metal and junior mining and exploration stock prices in the first and second quarters of 2009. In particular, copper has settled in the US$2.55 per pound range while copper inventories have halved from the 550,000 tonnes range to the 270,000 tonnes range on the LME. What this means for the future, we quite frankly don't know as other economic indicators are mixed. We are hopeful that the bounce off the bottom of metal and stock prices is based on truly positive economic indicators rather than just being what is termed a "dead cat bounce".

Globex is pleased with the advancements made to date. Exploration is progressing on a number of properties both for base metals and gold. As described, the Deloro magnesite-talc project is moving forward. Despite an uncertain future, we remain focused on the work at hand.

Additional Information

This analysis should be read in conjunction with the most recent financial statements. Financial information about the Company is contained in its comparative financial statements for the quarter ended June 30, 2009 and the fiscal year ended December 31, 2008 and additional information about the Company, including the Annual Information Form (AIF), is available on SEDAR at www.sedar.com. Further, the Company posts all publicly filed documents, including the AIF and the Management Discussion and Analysis, on its website www.globexmining.com in a timely manner.

If you would like to obtain, at no cost to you, a copy of the 2009 and/or 2008 Management Discussion and Analysis, please send your request to:

Globex Mining Enterprises Inc.
86, 14th Street, Rouyn-Noranda, Quebec J9X 2J1
Telephone: 819.797.5242 Telecopier: 819.797.1470
Email: dstoch@globexmining.com

Authorization

The contents and the dissemination of this Management's Discussion and Analysis have been approved by the Board of Directors of the Company.

(Signed)
Jack Stoch
Director

(Signed)
Dianne Stoch
Director

DATED at Rouyn-Noranda, Quebec
August 12, 2009